UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Jin Medical International Ltd. (the “Company”), today announced that following approval by shareholders by way of an ordinary resolution at the extraordinary general meeting of the Company held at 9.30 a.m. Beijing Time on January 30, 2024 (8.30 p.m. Eastern Time on January 29, 2024), its Board of Directors (the “Board”) has determined to, effective on February 8, 2024, subdivide each of the issued and unissued ordinary shares with a par value of US$0.001 each in the capital of the Company into twenty (20) ordinary shares with a par value of US$0.00005 each (the “Subdivision”), such that, following the Subdivision, the authorized share capital of the Company is US$50,000 divided into 1,000,000,000 shares with a par value of US$0.00005 each.

When the Subdivision becomes effective, every one (1) issued and authorized ordinary share of par value US$0.001 each will be divided into twenty (20) ordinary shares with a par value of US$0.00005 each.

No fractional shares will be issued in connection with the Subdivision. Shareholders may obtain instructions from the Company's transfer agent, Transhare Corporation, as to how to exchange existing share certificates for new certificates representing the new shares in connection with the Subdivision.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: February 5, 2024	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer